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                                              Filed Under Rule 424(b)(3) and (c)
                                                           File Number 333-70403


                  Prospectus Supplement Dated November 12, 1999

                                       to

                       Prospectus Dated September 30, 1999

                              RADYNE COMSTREAM INC.

                                4,745,076 shares
                   of common stock, par value $.002 per share
                                       and
                          4,745,076 subscription rights

     The following information supplements the prospectus, dated September 30, 1999, of Radyne ComStream Inc. related to 4,745,076 shares of Radyne ComStream common stock and 4,745,076 stock subscription rights. You should read this supplement in conjunction with the prospectus.

                       EXTENSION OF RIGHTS EXPIRATION DATE

     Our Board of Directors has determined that it is necessary to extend the November 15, 1999 expiration date of the rights to permit circulation of the following information.

     The rights will now expire at 5:00 p.m., New York time, on December 1, 1999, except that such date is subject to further extension as described in the prospectus under "The Rights Offering - Expiration Date."

     Stetsys Pte Ltd has purchased its entire allotment of 4,300,800 shares in the offering.

                               RECENT DEVELOPMENTS

PUBLIC OFFERING

     On November 12, 1999, Radyne ComStream Inc. filed a registration statement with the Securities and Exchange Commission for a proposed offering of up to 1,500,000 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock. We anticipate that Radyne ComStream will offer all of the units in the first quarter of the year 2000.




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     HD Brous & Co., Inc. will manage the offering. The Company will grant the underwriters an option to purchase up to an additional 15% of the units being offered at the public offering price, less an underwriting discount, solely to cover over-allotments.

     We have filed a registration statement relating to these securities with the Securities and Exchange Commission but it has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     You may acquire a copy of the Prospectus relating to the offering from HD Brous & Co., Inc., 2700 N. Central Avenue, Suite 1250, Phoenix, Arizona 95004, when available. The registration statement is also available for viewing on the Internet at http://www.sec.gov.

STOCK OPTION EXERCISES

     Since September 30, 1999 Radyne ComStream management has exercised options to purchase shares of our common stock as follows:

     Robert C. Fitting, Chief Executive Officer     -    128,200 shares
     Steven Eymann, Chief Technical Officer         -     64,100 shares
     Garry D. Kline, Chief Financial Officer        -     25,551 shares

     In order to exercise the options, Messrs. Fitting, Eymann and Kline have borrowed from us $200,000, $100,000 and $50,000, respectively. If the borrower continues his employment by Radyne ComStream, we will forgive one-half of each loan (including interest at 5% per annum) on the first and second anniversaries of the loan and provide sufficient bonus compensation at those times to enable the employee to satisfy the resulting income tax obligation.

THIRD QUARTER RESULTS

     Radyne ComStream had revenues of $39,300,000 and an operating profit of $2,300,000 for the nine months ended September 30, 1999. After interest expense of $1,562,000, extraordinary income of $188,000 and income tax of $15,000, net income for the nine-month period was $914,000. For the quarter ended September 30, 1999, we had operating income of $1,099,000 and net income of $809,000, compared to an operating loss of $357,000 and a net loss of $550,000 for the corresponding quarter of 1998. Of course, there is no assurance that our operating results will continue to improve.